04020693

March 18,2004

Act: 33
Section:
Rule: 145 (a) (2)
Public
Availability: 3-18-04

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Russell Corporation
Incoming letter dated March 15, 2004

Based on the facts presented, the Division's views are set forth below. Capitalized terms have the same meanings defined in your letter.

- The staff will not recommend enforcement action to the Commission if Russell Alabama, in reliance on your opinion that the exception to registration provided by Rule 145(a)(2) is available, effects the Reincorporation without registration under the Securities Act.

- After the consummation of the Reincorporation, Russell Delaware will be a "successor issuer" within the meaning of Rule 414 of the Securities Act of 1933 and may file post-effective amendments to Russell Alabama's registration statements in the manner described in your letter.

- After the consummation of the Reincorporation, Russell Delaware may take into account Russell Alabama's reporting history under the Securities Exchange Act of 1934 in determining its eligibility to use Form S-3 and to furnish information on Form S-4 in the manner permitted for issuers eligible to use Form S-3.

- Actions taken to allow the substitution of Russell Delaware for Russell Alabama under Russell Alabama's Stock-Based Benefit Plans are not actions requiring the disclosure of information under Item 10 of Exchange Act Schedule 14A.

- Russell Delaware Common Stock distributed in the Reincorporation will not be "restricted securities" with the meaning of Rule 144(a)(3) solely as a result of the Reincorporation.

- After consummation of the Reincorporation, Russell Alabama's Exchange Act reporting history may be taken into account in determining whether Russell Delaware satisfies Rule 144(c)(1).

- Persons who receive Russell Delaware Common Stock in the Reincorporation may take into account the periods during which they held Russell Alabama Common Stock in order to calculate their holding periods under Rule 144(d) for Russell Delaware Common Stock.

- After consummation of the Reincorporation, Russell Delaware's Common Stock will be deemed registered under the Exchange Act by operation of Exchange Act Rule 12g-3(a).

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- After consummation of the Reincorporation, Russell Delaware will succeed to the Commission file number currently used by Russell Alabama.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require different conclusions. Further, the response regarding registration under the Securities Act expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Robert Plesnarski

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2004

Nancy A. Lieberman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522

Re: Russell Corporation

Dear Mr. Lieberman:

In regard to your letter of March 15, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

RECEIVED
2004 MAR 17 PM 6:47

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March 15, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Proposed Reincorporation Merger of Russell Corporation from Alabama to Delaware; Securities Act of 1933: Rules 145(a)(2), 414 and 144 and Forms S-3, S-4 and S-8; Item 10 of Schedule 14A; Securities Exchange Act of 1934: Section 12(b) and Rule 12g-3

Ladies and Gentlemen:

We are counsel to Russell Corporation, an Alabama corporation ("Russell Alabama" or the "Company"), in connection with the proposed reincorporation of the Company from the State of Alabama to the State of Delaware (the "Reincorporation").

To effect the Reincorporation, Russell intends to merge with and into Russell Corporation ("Russell Delaware"), a wholly owned subsidiary of Russell Corporation incorporated in the State of Delaware. This merger (the "Reincorporation Merger") will be completed pursuant to an Agreement and Plan of Merger (the "Merger Agreement") and will result in Russell Delaware as the surviving, publicly traded corporation.

In connection with the Reincorporation, the Company will become subject to a new certificate of incorporation and bylaws which will have certain differences from the Company's present articles of incorporation and bylaws.

As a result of the Reincorporation, each outstanding share of common stock, par value $0.01 per share, of Russell Alabama (together with the associated purchase rights described below (the "Russell Alabama Rights"), the "Russell Alabama Common Stock") will automatically be converted into one share of common stock, par value $0.01 per share, of Russell Delaware (together with the associated purchase rights described below (the "Russell Delaware Rights"), the "Russell Delaware Common Stock").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that:

I. The Staff will not recommend any enforcement action if, in reliance upon the last clause of Rule 145(a)(2) of Securities Act of 1933, as amended (the "Securities Act"), the Reincorporation Merger is completed without registration under the Securities Act of the Russell Delaware Common Stock to be issued to holders of the Russell Alabama Common Stock in cancellation of their shares of Russell Alabama Common Stock pursuant to the Reincorporation Merger.

II. Russell Delaware will be considered a "successor issuer" of Russell Alabama for purposes of Rule 414(d) under the Securities Act and may file post-effective amendments to Russell Alabama's Registration Statements (as hereinafter defined) and any other registration statement hereafter filed by Russell Alabama under the Securities Act, to permit Russell Delaware to continue the offerings registered thereby.

III. After the effective time of the Reincorporation Merger (the "Effective Time"), Russell Delaware may include the prior activities and status of Russell Alabama in determining whether Russell Delaware meets the eligibility requirements for the use of the various forms of registration statements under the Securities Act, including Form S-3 and Form S-4.

IV. Actions to be taken with respect to the assumption of, and future issuance of Russell Delaware Common Stock in lieu of Russell Alabama Common Stock under, the Company's Stock-Based Benefit Plans (as hereinafter defined) do not constitute actions that require disclosure under Item 10 of Schedule 14A of Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

V. (a) For purposes of Rule 144(a)(3) under the Securities Act, the Russell Delaware Common Stock to be issued in the Reincorporation Merger will not constitute "restricted securities" solely as a result of the Reincorporation, (b) with respect to currently existing "restricted securities" of Russell Alabama and for purposes of determining compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act, Russell Delaware may take into account the reporting history of Russell Alabama and (c) current holders of any "restricted securities" of Russell Alabama, including affiliates of Russell Alabama, will be permitted to "tack" the holding period of their Russell Alabama Common Stock to that of their Russell Delaware Common Stock for purposes of determining their holding period under Rule 144(d) under the Securities Act and the Reincorporation will not impact the holding period calculations of such holders for purposes of sales pursuant to Rule 144.

VI. The Reincorporation constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and the shares of Russell Alabama Common Stock (and the associated Russell Alabama Rights) which are currently registered under Section 12(b) of the Exchange Act will be deemed to be registered under the Exchange Act pursuant to Rule 12g-3(a) thereunder.

VII. After the Effective Time, Russell Delaware will succeed to the Commission File Number currently used by Russell Alabama and Russell Delaware may file its periodic reports using the file number now used by Russell Alabama.

Background

Incorporated in 1902 in Alabama, Russell Alabama is a leading branded athletic, activewear and outdoor company, marketing athletic uniforms, apparel and accessories for a wide variety of sports, outdoors and fitness activities under widely recognized brand names. These include RUSSELL ATHLETIC, JERZEES, MOSSY OAK, CROSS CREEK, DISCUS, MOVING COMFORT, BIKE, SPALDING and DUDLEY. The Company designs, markets and manufactures or sources a variety of apparel products, including fleece, t-shirts, casual shirts, jackets, athletic shorts, socks, camouflage attire and accessories for men, women, boys and girls. The Company supplies team uniforms and related apparel to college, high school and other organized sports teams.

The Company's authorized capital stock consists of (i) 150,000,000 shares of Russell Alabama Common Stock, of which approximately 32,522,883 were issued and outstanding, and approximately 2,860,616 were reserved for issuance under Russell's Stock-Based Benefit Plans, as of December 31, 2003, and (ii) 10,000,000 shares of preferred stock ("Preferred Stock"), par value $0.01 per share (of which 500,000 shares were designated as "Series A Junior Participating Preferred Stock"), none of which are issued and outstanding as of the date hereof.

As of January 28, 2004, all of the issued and outstanding shares of Russell Alabama Common Stock were held by approximately 9,000 holders of record.

Russell currently has outstanding $250 million face value of 9.25% Senior Notes due 2010 (the "Senior Notes") which are registered under Section 12(b) of the Exchange Act.

Russell is subject to the periodic reporting requirements of the Exchange Act, files periodic reports with the Commission, and is current with all such reporting obligations.

As a result of the Reincorporation Merger, Russell Alabama Common Stock will cease to be listed on the New York Stock Exchange, Inc. (the "NYSE") and the Pacific Exchange ("PCX") and Russell Delaware Common Stock will be listed on the NYSE and the PCX.

The Reincorporation

The business purpose of the Reincorporation is to solely to change the Company's domicile of incorporation to allow the Company to avail itself of Delaware corporate law. Delaware is a recognized leader in adopting and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. The Delaware General Corporation Law (the "DGCL") is an enabling statute that is frequently revised and updated to accommodate changing business needs. Delaware courts have developed considerable expertise in dealing with corporate legal issues and produced a substantial body of case law construing Delaware corporate laws, with multiple cases concerning areas that Alabama courts have not considered. The abundance of case law in Delaware enhances the relative clarity and predictability in many areas of Delaware corporate law, which could offer added advantages to the Company by allowing its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions.

After the Reincorporation, the holders of Russell Alabama Common Stock will be the holders of Russell Delaware Common Stock. The Reincorporation will not result in any change in the economic or beneficial ownership interests of Russell's shareholders. The Reincorporation will also not result in any change in the name, corporate form, basic organizational or capital structure, business, management, fiscal year, assets, liabilities, or location of the principal facilities of the Company or the economic interest of the Company's shareholders. The directors of Russell Alabama will become directors of Russell Delaware. All employee benefit plans of Russell Alabama will be continued by Russell Delaware, and each option or right issued pursuant to Stock-Based Benefit Plans will automatically be converted into an option or right to purchase the same number of shares of Russell Delaware Common Stock, at the same price per share, upon the same terms, and subject to the same conditions, as set forth in such plans. Pursuant to the Reincorporation Merger, Russell Alabama will assume all of Russell Alabama's obligations under the Senior Notes and the indenture governing such notes.

Russell currently has a shareholders rights plan (the "Rights Plan") pursuant to which it distributed the Russell Alabama Rights to its shareholders. The Russell Alabama Rights were issued pursuant to a Rights Agreement entered into between Russell Alabama and SunTrust Bank, as a rights agent (the "Rights Agreement"). The Russell Alabama Rights are attached to the Russell Alabama Common Stock and are not exercisable or transferable apart from shares of Russell Alabama Common Stock, unless and until certain events occur. Upon certain events relating to the acquisition of beneficial ownership of Russell Alabama's outstanding common stock by a third party, or a change in control of Russell Alabama, the Russell Alabama Rights entitle the holders thereof to acquire shares of Russell Alabama Common Stock at a significant discount.

In the Reincorporation Merger, the Rights Plan will be maintained and assumed by Russell Delaware, and the Russell Alabama Rights will be converted into the Russell Delaware Rights. The Rights Agreement will be amended and restated to reflect the Reincorporation, and its terms will relate to the Russell Delaware Rights attached to the shares of Russell Delaware Common Stock.

The plan to reincorporate was approved by the Board of Directors of Russell Alabama on January 27, 2004, and will be submitted to Russell Alabama's shareholders at the annual meeting of the shareholders to be held on April 21, 2004 (the "Annual Meeting"). Because the Reincorporation is to be effected through the Reincorporation Merger, holders of Russell Alabama Common Stock will be entitled to vote on the Reincorporation proposal at the Annual Meeting. Proxies will be solicited by

Russell Alabama for the meeting in accordance with Regulation 14A under the Exchange Act.

Because of differences between the Alabama Business Corporation Act (the "ABCA") and the DGCL, as well as differences between Russell Alabama's and Russell Delaware's charter and by-laws before and after the Reincorporation, the Reincorporation will effect some changes in the rights of the Company's shareholders. Summarized below are the most significant differences between the rights of the shareholders of the Company before and after the Reincorporation, as a result of the differences between the ABCA and the DGCL and between the articles of incorporation and the by-laws of the Company (the "Russell Alabama Articles" and the "Russell Alabama By-laws", respectively) and the certificate of incorporation and by-laws of Russell Delaware (the "Russell Delaware Certificate" and the "Russell Delaware By-laws", respectively). These changes will be disclosed appropriately in the definitive proxy statement for the Annual Meeting. The Company believes that the differences between the Alabama and the Delaware provisions listed below will not result in any material modification of its shareholders' rights.

(A) Alabama Constitutional Provisions. Section 234 of the Alabama Constitution provides that the stock and bonded indebtedness of a corporation shall not be increased without the consent of the persons holding the larger amount in value of stock, which consent shall be obtained at a meeting of shareholders where notice of such meeting has been provided more than 30 days in advance. Section 237 of the Alabama Constitution provides that a corporation may not issue preferred stock without the consent of the owners of two-thirds of the stock of the corporation. Neither the Delaware Constitution nor the DGCL contains such or similar provisions.

(B) Amendments to the Charter. Under the ABCA, unless the articles of incorporation require a greater vote, amendments to the articles of incorporation of an Alabama corporation may be approved if the votes cast in favor of the amendment exceed the votes cast against it. Under the DGCL, however, amendments to the certificate of incorporation generally require the affirmative vote of a majority of the outstanding stock.

The Russell Alabama Articles provide that certain amendments to the Russell Alabama Articles require the affirmative vote of 75% of the outstanding shares entitled to vote. A similar provision will be included in the Russell Delaware Certificate, except that the Russell Delaware Certificate will also require such supermajority vote for amendments of the provisions concerning stockholder action by written consent and amendment of the Russell Delaware By-laws.

(C) Shareholder Action by Written Consent Without a Meeting. Under the ABCA, any action required or permitted to be taken by shareholders at a shareholders' meeting may be taken without a meeting with the written consent of all shareholders entitled to vote on the action. Under the DGCL, any action that could be taken at a meeting of stockholders may be taken without a meeting if a consent in writing setting forth the action to be taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Russell Delaware Certificate, however, will include a provision requiring a unanimous consent of all stockholders in order to take an action by written consent. Accordingly, notwithstanding the difference in the default rules under the ABCA and DGCL, the Reincorporation Merger will not have a practical impact on shareholders' ability to act by written consent.

(D) Shareholder Voting. Under the ABCA, action on a matter other than election of directors, a merger, share exchange, a sale of all or substantially all of a corporation's assets or similar transaction generally is approved if a quorum is present and the votes cast in favor of the action exceed the votes cast against the action, unless the ABCA or a corporation's articles of incorporation require a greater number of affirmative votes. Under the DGCL, in the absence of a specification in the corporation's certificate of incorporation or bylaws, once a quorum is obtained, the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote on the subject matter is required for stockholder action on a matter other than the election of directors or a merger or sale of assets.

(E) Vote Required for Election of Directors. Consistent with the ABCA, the Russell Alabama By-laws provide that directors are elected by an affirmative vote of the majority of the shares represented at the meeting. Pursuant to the DGCL, however, the directors of Russell Delaware shall be elected by a plurality of the votes of the shares represented at the meeting.

(F) Size of the Board of Directors. Under the ABCA, the number of directors constituting the board of directors is to be as specified in or fixed in accordance with the articles of incorporation or by-laws. The ABCA also requires that a corporation such as the Company that has a classified board of directors must have at least nine individuals on its board of directors. The Russell Alabama Articles provide that the Company's Board of Directors shall consist of not less than nine nor more than fifteen persons and that the directors may fix the exact number of members of the Board of Directors within such range. Under the ABCA, the shareholders may also determine the number of directors within the range established by the articles of incorporation and only the shareholders may change the range itself.

Unlike the ABCA, the DGCL does not require that a corporation that has a classified board of directors have a minimum number of directors. As a result, the Russell Delaware Certificate and the Russell Delaware Bylaws have fixed the number of members of the board of directors of Russell Delaware to a range of seven to fifteen individuals. The Company has determined to change the range of the board of directors of Russell Delaware to provide Russell Delaware with greater flexibility to determine the size of its board of directors in the future if Russell Delaware determines that a board with seven or eight individuals would best serve its interests.

Similar to the ABCA, the DGCL also provides that the number of directors constituting the board of directors is to be as specified in or fixed in accordance with the certificate of incorporation or by-laws, and the Russell Delaware Certificate and

Russell Delaware By-laws will include provisions similar to the ones included in the Russell Alabama Articles and Russell Alabama By-laws. The DGCL does not, however, provide the stockholders with a concurrent power to fix the number of directors within the range established by the corporation's certificate of incorporation nor does it reserve the right to change such range to the stockholders. (We note, however, that any change to the range will require a stockholders' approval because it will involve an amendment to the Delaware Certificate.)

(G) Removal of Directors. Under the ABCA, any director may be removed, with or without cause, if the votes cast in favor of the action exceed the votes cast against it. The Russell Alabama Articles provide that a removal of directors without cause requires the affirmative vote of 75% of the outstanding shares entitled to vote. The DGCL provides that any director may be removed, with or without cause, by holders of a majority of the outstanding shares entitled to vote; provided, however, that in the case of a corporation whose board is classified, shareholders may remove directors only for cause, unless the certificate of incorporation provides otherwise. Although Russell Delaware's board of directors will be classified in the same manner as Russell Alabama's board currently is, the Russell Delaware Certificate will include a provision similar to the one included in the Russell Alabama Articles that provides that directors may be removed without cause only by the affirmative vote of 75% of the outstanding shares entitled to vote. Accordingly, the Reincorporation Merger will have no impact on shareholders of the Company with respect to removal of directors without cause. However, the vote required for removal of directors with cause will be modified in the Russell Delaware Certificate to be consistent with the default rule of the DGCL and will require a majority vote of the outstanding shares entitled to vote.

Additionally, the ABCA provides a mechanism for removal of directors by judicial proceedings commenced by the corporation or shareholders holding 10% or more of the outstanding shares if the court finds that (i) the director engaged in fraudulent or dishonest conduct, or gross abuse of authority or discretion, with respect to the corporation and (ii) removal is in the best interest of the corporation. The DGCL does not contain a similar provision.

(H) Filling Vacancies on the Board of Directors. Under ABCA, a board of directors may fill vacancies on a company's board of directors but may only fill vacancies resulting from an increase in the number of directors if a company's articles of incorporation permit the board of directors to do so. The ABCA also provides that shareholders may fill vacancies on a board of directors, whether resulting from an increase in the number of directors or otherwise. The Russell Alabama Articles provide that the shareholders of Russell Alabama may fill vacancies resulting from an increase in the number of directors unless applicable law then permits directorships to be filled by the board of directors. Consistent with the ABCA, the Russell Alabama Articles provide that if a director is elected to fill a vacancy, the director would serve a term that expires at the next shareholders' meeting at which directors are elected, even if the director is elected to replace a director with a term that does not expire at the next shareholders' meeting.

The Russell Delaware Certificate provides that the board of directors of Russell Delaware may fill vacancies on Russell Delaware's board of directors (including vacancies resulting from an increase in the number of directors). The Russell Delaware Certificate also provides that, subject to the rights of the holders of any series of preferred stock that is outstanding, stockholders may fill any vacancy on the board of directors of Russell Delaware, including vacancies that result from an increase in the number of directors. As required by DGCL, the Russell Delaware Certificate provides that if a director is elected to fill a vacancy, the director would serve a term that expires upon the next election of the class for which the director is chosen.

(I) Directors' Personal Liability. The Russell Alabama Articles contain a provision limiting the liability of directors in accordance with the ABCA. Under the ABCA, if a corporation's articles of incorporation so provide, the liability of a director to the corporation or its shareholders for money damages for any action taken, or any failure to take any action, as a director, may be eliminated or limited, except liability for (a) the amount of financial benefit received by a director to which such director is not entitled, (b) an intentional infliction of harm on the corporation or its shareholders, (c) the payment of unlawful dividends, stock repurchases or redemptions, (d) an intentional violation of criminal law, or (e) a breach of the director's duty of loyalty to the corporation or its shareholders.

The Russell Delaware Certificate contains a provision limiting the liability of its directors in accordance with the DGCL. Under the DGCL, if a corporation's certificate of incorporation so provides, the personal liability of a director for breach of fiduciary duty as a director may be eliminated or limited. A corporation's certificate of incorporation, however, may not limit or eliminate a director's personal liability (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (c) for the payment of unlawful dividends, stock repurchases or redemptions, or (d) for any transaction in which the director received an improper personal benefit.

(J) Dissolution. Under the ABCA, a corporation may voluntarily dissolve itself if the board of directors of the corporation by a majority vote recommends dissolution to the shareholders and shareholders approve a proposal to dissolve the corporation by the affirmative vote of two thirds of the votes of each class entitled to vote on the proposal. Under the DGCL, a corporation may voluntarily dissolve itself if the board of directors adopts by a majority vote a resolution that dissolution is advisable and stockholders approve a proposal to dissolve the corporation by a majority vote of the outstanding stock of the corporation entitled to vote on the proposal.

(K) Vote Required for the Approval of Business Combinations. With certain exceptions, the ABCA generally requires that a merger, share exchange, sale of all or substantially all the corporation's assets not in the ordinary course of business or similar transaction be approved by a vote of 66 2/3% of the votes entitled to be cast by the shares outstanding. The DGCL generally requires approval of such transactions by only a majority of the outstanding shares of the corporation entitled to vote, and such requirement applies to any sale of all or substantially all the corporation's assets, whether the sale is in the ordinary course of business or not.

(L) Approval of Certain Transactions with Interested Shareholders; Business Combinations Statute. The Russell Alabama Articles provide that certain business combinations with "interested shareholders" (generally defined as persons who beneficially own 10% or more of the corporation's outstanding voting stock) may not be effected, unless (i) a majority of disinterested directors approved the business combination (either specifically or as a transaction that is within an approved category of transactions), (ii) the business combination meets certain requirements designed to ensure that price and procedure are fair, or (iii) the shareholders authorize the business combination by the affirmative vote of at least 75% of the total voting power of the corporation.

Section 203 of the DGCL provides for a three-year moratorium on certain business combinations with "interested stockholders" (generally defined as persons who beneficially own 15% or more of the corporation's outstanding voting stock), unless: (i) before the person became an interested stockholder, the board of directors approved the transaction that resulted in such person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the outstanding voting stock of the corporation, or (iii) the stockholders authorized the business combination by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

The Russell Delaware Certificate will not include a provision similar to the one included in the Alabama Articles because Russell Delaware will be governed by the provisions of Section 203 of the DGCL, which will offer substantially similar protections to the stockholders of Russell Delaware as the interested shareholder provisions in the Russell Alabama Articles currently provide to shareholders of Russell Alabama.

(M) Appraisal/Dissenters' Rights. Under both the ABCA and DGCL, a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. Delaware law does not, in general, afford dissenters' rights of appraisal with respect to a sale of assets and a stock merger by a corporation, the shares of which are either (i) listed on a national securities exchange or designated as a national market system security or (ii) widely held (by more than 2,000 stockholders) if such stockholders receive shares of the surviving corporation or of a listed or widely held corporation. The ABCA, in general, affords dissenters' rights of appraisal with respect to a sale of all or substantially all of a corporation's assets not in the ordinary course of business and does not contain the exclusion from dissenters' rights for corporations the shares of which are publicly traded.

(N) Interested Director Transactions. Under both the ABCA and the DGCL, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable solely because of such interest, provided that the contract or transaction is approved or authorized in the manner provided by the ABCA or the DGCL. Under the ABCA, a conflicting interest means the interest a director of the corporation has with respect to a transaction effected by the corporation or by a subsidiary if the director knows that the director, a person related to the director or an entity affiliated with the director is a party to the transaction or has a beneficial interest in or is so closely linked to the transaction and the interest is of such financial significance to the director or such other person that it would reasonably be expected to exert an influence on the director's judgment if the director were called upon to vote on the transaction. The DGCL's provision, however, is narrower and only relates to a transaction in which the director's interest is either direct or through another entity in which the director is a director or officer or has a financial interest.

In addition, while under the ABCA, shareholders' ratification of an interested director transaction requires a majority of the votes entitled to be cast by disinterested shareholders, under the DGCL the requirement is that the transaction be ratified by a majority of the votes cast by all stockholders represented at the meeting.

(O) Dividends and Repurchases of Shares. Under the ABCA, unless otherwise restricted by its articles of incorporation, a corporation may not make any distribution if, after giving it effect, (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights of shareholders whose preferential rights are superior to those receiving the distribution. The DGCL permits a corporation to declare and pay dividends out of surplus or, in certain circumstances if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the payment of the dividend is not less than the aggregate amount of the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

(P) Inspection of Shareholders List. The ABCA requires that the list of shareholders entitled to notice of a meeting be available for inspection by any shareholder beginning two business days after notice of the meeting is given and continuing through the meeting. Under the ABCA, a corporation must make the list available at the corporation's principal office or, if the principal office is not located within Alabama, at the corporation's registered office in Alabama. The DGCL requires that the list of stockholders entitled to vote at a meeting be available for inspection by any stockholder in the period beginning 10 days prior to the meeting and continuing through the meeting. The DGCL, however, only permits inspection of the list for a purpose germane to the meeting. Under the DGCL, a corporation must make the list available on a reasonably accessible electronic network or during ordinary business hours at the principal place of business of the corporation.

(Q) Examination of Books and Record. Under the ABCA, a shareholder of an Alabama corporation or of a foreign corporation with its principal office located in Alabama has the right to inspect and copy certain records, including the corporation's articles of incorporation and bylaws, designated by the ABCA. The ABCA requires that a person be a shareholder of record for at least 180 days or be the holder of record of at least 5% of all outstanding shares of a corporation and have a proper purpose for the inspection to have the right to inspect other records, including the minutes of board of directors meetings and shareholder records. Under the ABCA, a shareholder of an Alabama corporation or of a foreign corporation with its principal office located in Alabama has the right to inspect and copy certain records, including the corporation's articles of incorporation and bylaws, designated by the ABCA. The ABCA requires that a person be a shareholder of record for at least 180 days or be the holder of record of at least 5% of all outstanding shares of a corporation and have a proper purpose for the inspection to have the right to inspect other records, including the minutes of board of directors meetings and shareholder records. Under the DGCL, any stockholder of record with a proper purpose has the right to inspect and copy stock ledgers and other books and records of a Delaware corporation. Under the DGCL, a "proper purpose" is a purpose reasonably related to such person's interest as a stockholder.

Discussion

I. Rule 145(a)(2)

Prior to 1973, the Commission generally took the position that business combination transactions, including reincorporation transactions, generally did not involve an "offer" or "sale" of securities for purposes of the registration provisions of the Securities Act. See Commission Rule 133 (rescinded by Securities Act Release No. 5316, effective January 1, 1973). With the adoption of Securities Act Rule 145 in 1973, the Commission abandoned this view as to most business combination transactions as no longer in the best interests of investors and afforded persons who are offered securities in business combinations the protection provided by registration under the Securities Act.

Rule 145(a)(2), however, provides an exception for mergers or consolidations where "the sole purpose of the transaction is to change an issuer's domicile solely within the United States." The Staff has long recognized that a variety of changes may be effected as part of, or along with, a reincorporation merger, while still being within the scope of the "change of domicile" provisions of Rule 145(a)(2) and without the transaction being subject to registration under the Securities Act. See Release No. 33-5463, February 28, 1974; Division of Corporation Finance's Interpretations of Rule 145 and Related Matters, Part II, Illustration B. It is our opinion that Russell's Reincorporation Merger constitutes a "change of domicile" merger within the meaning of Rule 145(a)(2) and would not constitute an "offer" or "sale" of securities for purposes of the registration requirements of the Securities Act.

Publicly available responses of the Staff to requests for "no-action" or interpretive advice support our conclusion that "the sole purpose of the [Reincorporation] is to change [the Company's] domicile solely within the United States" within the meaning of the last clause of Rule 145(a)(2).

The responses recognize that, due to differences between the general corporation laws of the various states, every change in corporate domicile from one state to another necessarily involves changes in the interests of shareholders as a result in differences in the laws of the two states. For example, no-action letters of the Staff in Adolph Coors Company (available August 25, 2003) ("Coors"), General Electric Capital Corporation (available July 26, 2000) ("GE Capital"), CygnusTherapeutic Systems (available May 6, 1994) ("Cygnus"), Community Financial Corporation (available July 1, 1996), The Clothestime, Inc. (available May 16, 1991) ("Clothestime"), Applied Materials, Inc. (available April 16, 1987) ("Applied Materials"), Lorimar-Telepictures Corporation (available November 14, 1986) ("Lorimar"), InterWest Corp. (available January 20, 1986) ("InterWest"), Webb Resources, Inc. (available August 9, 1977) and Savin Business Machines Corporation (available August 24, 1973) recognize certain inherent differences arising from reincorporation to the State of Delaware, including: (1) the vote required to approve amendments to the charter; (2) the different requirements for an action by written consent in lieu of an annual or special meeting; (3) the limitation on shareholders' power to determine the number of directors; (4) the different requirements for removal of directors by shareholders; (5) the vote required to approve a merger, consolidation, sale of substantially all the assets or dissolution of a corporation; (6) the statutory anti-takeover provision of the DGCL; (7) the elimination of dissenters' appraisal rights in certain mergers and other reorganizations; (8) the different requirements for approval of interested director transactions; (9) the ability under certain circumstances to pay dividends despite a lack of surplus; and (10) shareholders' right to call a special meeting of the shareholders.

Prior "no-action" letters have confirmed that the Rule 145(a)(2) exception continues to apply where the change in domicile is accompanied by revisions of the company's charter provisions that could have been effected by charter amendments either in the prior state of incorporation or in the new state of incorporation without any registration requirement under the Securities Act. See, e.g., Marantz Company Inc. (available June 17, 1986) ("Marantz"), The Time Mirror Company (available February 14, 1986) ("Times Mirror"), The Caterpillar Tractor Company (available February 10, 1986) ("Caterpillar"), Langley (available February 28, 1983), Lorimar, InterWest, Worthington Industries, Inc. (available September 8, 1986) ("Worthington"), and Wavetek (available April 25, 1980) ("Wavetek").

All of the material features of the proposed Reincorporation described in this letter are similar to the material features of the reincorporation transactions described in the no-action letters mentioned above. The no-action letters referred to above, as well as others not cited in this request, recognize that organic corporate changes, including changes substantially similar to those contemplated by the Company, may accompany a change of domicile merger to which the Rule 145(a)(2) exception applies. Other than provisions "carried over" from the Russell Alabama Articles, the changes the Company will make to its charter in connection with the Reincorporation are consistent with what Delaware law provides as a "default" provision. We submit that the Staff should not construe the Rule 145(a)(2) exception so narrowly as to exclude a change in domicile accompanied by the changes described herein, because it is apparent that, if the changes in corporate organization were not instituted in connection with the change of domicile, they could be effectuated under Delaware law at a later date through charter amendment adopted with the same shareholder approval, to which the registration provisions of the Securities Act would not apply. Since the same goals could be achieved in two steps, the exception provided by Rule 145(a)(2) should not be held inapplicable merely because the two steps are more expeditiously and economically combined into a single reincorporation procedure requiring shareholder approval.

In addition, on numerous occasions the Staff has taken a "no-action" position confirming that the Rule 145(a)(2) exception is available where a change in the state of domicile is accompanied by significant revisions in the company's charter and by-laws, even though such changes could not necessarily have been accomplished under the laws of the company's prior state of incorporation. See, e.g., GE Capital, Cygnus, Lorimar, The Clorox Company (available September 29, 1986), Marantz, Times Mirror, Caterpillar and Wavetek.

Furthermore, in the case of Russell, full and fair disclosure of the impact of the Reincorporation on shareholders' rights is required by the proxy rules and will not depend on the application of the registration requirements of the Securities Act.

The Reincorporation is not the type of transaction meant to be covered by the registration requirements of the Securities Act because the Reincorporation does not involve any combination of interests or assets or acquisition of securities or any change of the capital structure of Russell pursuant to which present economic interests of Russell shareholders will be altered.

We therefore request that the Staff concur in our opinion that the Reincorporation Merger constitutes a "change of domicile" merger within the meaning of Rule 145(a)(2) and the Reincorporation Merger can be completed without registration of Russell Delaware Common Stock under the Securities Act.

II. Rule 414

The Company has six employee benefits plans, Executive Incentive Plan, 2000 Stock Option Plan, 2000 Employee Stock Purchase Plan, 2000 Non-Employee Directors' Compensation Plan, 1997 Non-Employee Directors' Stock Grant, Stock Option and Deferred Compensation Plan and Flexible Deferred Plan as to which it maintains five effective registration statements on Form S-8 (File No. 333-55338, filed February 9, 2001; File No. 333-55340, filed February 9, 2001; File No. 333-30236, filed February 11, 2000; File No. 333-30238, filed February 11, 2000 and File No. 333-89765, filed October 27, 1999; collectively, the "Registration Statements"). Pursuant to the Reincorporation Merger, Russell Delaware will succeed to the rights and obligations of Russell Alabama with respect to the Registration Statements, and Russell Delaware intends to file with the Commission post-effective amendments to the Registration Statements pursuant to Rule 414(d) of the Securities Act adopting the Registration Statements. In accordance with

Rule 414(d), such post-effective amendments will set forth any additional information necessary to keep the Registration Statements from being misleading in any material respect.

Rule 414, promulgated under Regulation C of the Securities Act, provides that if an issuer has been succeeded by another issuer incorporated under the laws of another state for the purpose of changing the state of incorporation or form of organization of the enterprise, the registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement if: (a) immediately prior to the succession, the successor issuer has no assets or liabilities other than nominal assets or liabilities, (b) the succession was effected by a merger pursuant to which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor, (c) the succession was approved by the security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or information was furnished to such security holders pursuant to Section 14(c) of the Exchange Act, and (d) the successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statements as its own registration statements for all purposes of the Securities Act.

In connection with the Reincorporation, all the conditions enumerated in Rule 414 will be satisfied under the terms and provisions of the Merger Agreement: (i) prior to the Reincorporation, Russell Delaware will have no assets or liabilities (other than nominal assets and liabilities), (ii) pursuant to the Reincorporation Merger, Russell Delaware will acquire all of the assets and assume all of the liabilities and obligations of Russell, (iii) the Reincorporation will be subject to shareholder approval at the Annual Meeting for which proxies will be solicited pursuant to Section 14(a) of the Exchange Act, and (iv) Russell Delaware will file post-effective amendments expressly adopting the Registration Statements as its own.

On numerous occasions the Staff has taken a "no-action" position confirming that Rule 414 is applicable in situations similar to the Reincorporation. See, e.g., Coors, Clayton Homes, Inc. (available September 26, 1996) ("Clayton Homes"), C. Brewer Homes, Inc. (available July 22, 1994) ("C. Brewer Homes"), Cygnus, Clothestime, Borland International, Inc. (available November 1, 1989), Vertipile, Inc. (available July 8, 1987) ("Vertipile"), Worthington, Greiner Engineering Inc. (available August 4, 1986), The Limited, Inc. and the Limited Store, Inc. (available September 24, 1982) ("The Limited"), Topps & Trowers (available April 13, 1979), Trans World Airlines, Inc. (available November 13, 1978), and Limited Gas Pipeline Company (available September 6, 1976).

Accordingly, we request that the Staff concur with our opinion that re-registration under the Securities Act will not be required as a consequence of the Reincorporation Merger and that, instead, Russell Delaware may be considered a "successor issuer" of Russell for purposes of Rule 414 and may file post-effective amendments to the Registration Statements and any other registration statements hereafter filed by Russell Alabama under the Securities Act, as contemplated by Rule 414(d).

III. Eligibility for Form S-3 and S-4

The Form S-3 reporting requirements are designed to ensure that information concerning the issuer has been available for a period of time sufficient to enable those purchasing securities of such issuer to have had an opportunity to examine that information adequately. General Instruction I.A.7 to Form S-3 under the Securities Act deems a "successor registrant" to have met the conditions for eligibility to use a Form S-3 set forth in General Instruction I.A. 1, 2, 3 and 5 to Form S-3 if (a) its predecessor and it, taken together, meet such conditions, (b) the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and (c) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor. The Company currently meets the conditions set forth in General Instructions I.A. 1, 2, 3 and 5 of the General Instructions to Form S-3.

Russell Delaware should be deemed to be a "successor registrant" of Russell, within the meaning of the word "successor" as such term is defined by Rule 405 under the Securities Act (Rule 405 defines the term "successor" to mean a company that has directly acquired "the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer"). As a "successor registrant" to Russell, Russell Delaware will meet all three conditions for Form S-3 eligibility set forth in General Instruction I.A.7. First, Russell Alabama and Russell Delaware, taken together, meet the conditions for eligibility to use Form S-3. Second, the proposed succession of Russell Delaware to the business, assets and liabilities of Russell Alabama will be for the purpose of changing the state of incorporation of Russell Alabama. Finally, as previously discussed, the consolidated assets and liabilities of Russell Delaware immediately after the Effective Time will be the same as the consolidated assets and liabilities of Russell Alabama immediately prior to the Effective Time.

Accordingly, it is our opinion that, after the Effective Time, Russell Delaware will be entitled to take into account Russell Alabama's acts and status prior to the Effective Time in determining whether Russell Delaware is eligible to use Form S-3. It is also our opinion that, following consummation of the Reincorporation Merger, Russell Delaware also should be permitted to rely on the prior reporting history and financial data of Russell Alabama for purposes of making the determination that Russell Delaware "meets the requirements for use of Form S-3" as such term is used in General Instructions B.1.(a) and B.1.(b) of Form S-4 for any registration statement on Form S-4.

The Commission has taken similar positions with respect to the eligibility for the use of Forms S-3 and S-4 in the context of transactions similar to the Reincorporation. See, e.g., Coors, GE Capital, Payless ShoeSource, Inc. (available April 20, 1998) ("Payless"), The Lincoln Electric Company (available April 17, 1998) ("Lincoln"), Quality Food Centers, Inc. (available August 26, 1997), Boston Edison Company (available February 24, 1997) ("Boston Edison"), National Securities

Corporation (available February 6, 1997), Pennsylvania Power & Light Company (available March 3, 1995), Washington Mutual Savings Bank (available August 22, 1994), and The Limited.

IV. Item 10 of Schedule 14A

The assumption by Russell Delaware of the obligations of Russell Alabama for the future issuance of Russell Delaware Common Stock in lieu of Russell Alabama Common Stock under the Company's Executive Incentive Plan, 2000 Stock Option Plan, Employee Stock Purchase Plan, 2000 Non-Employee Directors' Compensation Plan and 1997 Non-Employee Directors' Stock Grant, Stock Option and Deferred Compensation Plan (collectively, the "Stock-Based Benefit Plans"), does not constitute a grant or extension of any new rights, but simply is a conversion of existing rights and a continuation of existing plans under the new corporate structure. Accordingly, we are of the view that the actions taken with respect to the assumption by Russell Delaware of the obligations of Russell Alabama for the future issuance of Russell Delaware Common Stock and the future issuance of Russell Delaware Common Stock in lieu of Russell Alabama Common Stock under the Stock-Based Benefit Plans do not constitute actions which require disclosure under Item 10 of Schedule 14A of the Exchange Act.

The Staff has taken similar positions with respect to Item 10 in the context of transactions similar to the Reincorporation. See, e.g., Coors, Weatherford International, Inc. and Weatherford International, Ltd. (available June 25, 2002), Payless, Boston Edison, National Securities Corporation (available February 6, 1997), Pacific Gas and Electric Company (available February 1, 1996), Atlanta Gas Light Company (available January 4, 1996), Pennsylvania Power & Gas Company (available March 3, 1995), Consolidated Rail Corporation (available March 17, 1993), Adolph Coors Company (available March 30, 1990), Union Carbide (available March 3, 1989).

V. Rule 144

Assuming that the issuance of Russell Delaware Common Stock to the holders of Russell Alabama Common Stock in the Reincorporation does not require registration under the Securities Act, it appears to us that the Russell Delaware Common Stock so issued should not constitute "restricted securities" for purposes of Rule 144 under the Securities Act, although only to the extent that such shares of Russell Delaware Common Stock are not issued in exchange of "restricted securities" of the Company currently outstanding. There appears to be no sound reason to deem the Russell Delaware Common Stock to be "restricted securities;" the practical effect of this position would be to require registration of the issuance of shares in the Reincorporation. Many of the no-action letters referred to above have explicitly taken the position that the shares of the successor company in a reincorporation merger are not "restricted securities." Indeed, by virtue of the exception to paragraph (a)(2), Rule 145 appears to recognize that, in these circumstances, the shares of the successor are for all practical purposes the shares of its predecessor and do not become "restricted securities" for purposes of Rule 144.

See, e.g., Coors, Clayton Homes, C. Brewer Homes, Vertipile, Clothestime, Applied Materials, Lorimar and Worthington.

In connection with the sales of "restricted securities" of the Company existing prior to the Effective Time, Rule 144 under the Securities Act provides a safe harbor for sales of "restricted securities" and sales of other securities by and for the account of "affiliates" of the issuer. One of the prerequisites for a person to be able to utilize the safe harbor of Rule 144 is that there be current public information available with respect to such issuer. Rule 144(c)(1) requires, for the safe harbor to be available, the issuer shall have been subject to the reporting requirements of the Exchange Act for a period of 90 days immediately preceding the sale of securities by the person seeking to utilize the safe harbor of Rule 144, and the issuer shall have filed all reports required to be filed under the Exchange Act during the 12 months preceding the sale of securities, or such shorter time as the issuer was required to file such reports. Immediately after the Effective Time, Russell Delaware will not on its own be able to satisfy these provisions.

Inasmuch as, (i) immediately after the Effective Time, Russell Delaware will have, on a consolidated basis, the same assets, business and operations as Russell prior to the Effective Time and (ii) Russell Alabama has been subject to, and has complied with, the reporting requirements of Section 13 of the Exchange Act during the past 12 months, for purposes of Rule 144, Russell Delaware should be deemed, immediately after the Effective Time, to have complied with the public information requirements of Rule 144(c)(l). We respectfully request your concurrence in this opinion and your advice that the Staff will not recommend any enforcement action if the Reincorporation Merger is effected in conformance therewith.

The Staff has taken similar positions in the context of transactions similar to the Reincorporation. See, e.g., Coors, GE Capital, Payless, Lexmark International Group, Inc. (available March 14, 2000), IPC Information Systems, Inc. (available May 20, 1999), Quality Food Centers Inc. (available August 26, 1997), Boston Edison, Proler International Corp. (available March 8, 1996) ("Proler"), and Interstate Bakeries Corporation (available May 18, 1990).

Finally, we request advice confirming our opinion that current holders of "restricted stock," including "affiliates" of Russell, will be permitted to "tack" the holding period of their Alabama Common Stock to that of their Delaware Common Stock for purposes of determining their holding period under Rule 144(d), and that the Reincorporation Merger will not impact the holding period calculations of such holders, including affiliates, for purposes of sales pursuant to Rule 144. The Staff has taken similar positions with respect to "tacking" under Rule 144 in the context of transactions similar to the Reincorporation. See, e.g., Coors, Proler, MapInfo Corporation (available August 6, 1997), Clayton Homes and C. Brewer Homes.

VI. Rule 12g-3

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a succession by merger, consolidation, exchange of securities or acquisition of assets, securities of an issuer, not previously registered pursuant to Section 12 of the Exchange Act, are issued to the holders of any securities of another issuer which is registered pursuant to Section 12, the class of securities so issued in the succession transaction shall be deemed to be registered pursuant to Section 12 unless, upon consummation of the succession, (i) such new class is exempt from Section 12 registration other than by Rule 12g3-2, (ii) all securities of the subject class are held of record by less than 300 persons, or (iii) the securities issued in connection with the succession were registered on Form F-8 or Form F-80. None of these exceptions as set forth in Rule 12g-3 will apply in the case of the Reincorporation Merger. A "succession" is defined in Rule 12b-2 as the "direct acquisition of assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer." Rule 12g-3(f) further provides that successor issuers are required to indicate in the current report on Form 8-K filed in connection with the succession the paragraph of Section 12 of the Exchange Act under which the class of securities issued by the successor issuer is deemed registered.

The Russell Alabama Common Stock (and the associated Russell Alabama Rights) are currently registered pursuant to Section 12(b) of the Exchange Act. As explained above, the Reincorporation Merger should constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act. Therefore, we respectfully request that the Staff concur with our opinion that upon consummation of the Reincorporation Merger, Russell Delaware Common Stock (and the associated Russell Delaware Rights) will be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3 thereunder. Promptly following the Effective Time, Russell Delaware will file a Form 8-K which indicates that Russell Delaware Common Stock (and the associated Russell Alabama Rights) are deemed to be registered under Section 12(b) of the Securities Act by operation of Rule 12g-3(a). The Staff has taken similar positions with respect to Rule 12g-3 in the context of transactions similar to the Reincorporation. See, e.g., Coors, GE Capital, Payless, Lincoln, America West Airlines, Inc. (available April 25, 1996) and Proler.

VII. Commission File Number

In Exchange Act Release No. 34-38850 (July 18, 1997), the Commission eliminated Form 8-B, which pertains to the registration of securities of certain successor issuers under Sections 12(b) and 12(c) of the Exchange Act, effective September 2, 1997. In connection with such action, the Commission adopted amendments to Rule 12g-3 under the Exchange Act to include any transactions or securities that previously were covered by Form 8-B, but not by Rule 12g-3. Under Rule 12g-3 as amended, the securities of a successor to an issuer whose securities are registered under Section 12(b) also will be deemed registered under Section 12(b) and listed on the same national securities exchange. Under this Rule, successor issuers automatically inherit the Exchange Act reporting obligations of their predecessors and file a Form 8-K to note the succession.

In this regard, the Commission normally assigns a "Commission File Number" to registrants at the time they file a Form 8-A or Form 8-B for purposes of Exchange Act reporting purposes. The Release discussed above did not specifically address how, in light of the elimination of Form 8-B, a Section 12(b) successor registrant would obtain a Commission File Number. In the absence of any other mechanics for assigning a Commission File Number, it seems that the Commission File Number of Russell Delaware should be that of Russell Alabama.

Because Russell Delaware will be the successor to Russell Alabama, we respectfully request that the Commission concur with the conclusion that at the Effective Time, Russell Delaware will assume and use the Commission File Number currently used by Russell Alabama. The Staff has taken similar positions with respect to transactions similar to the Reincorporation. See, e.g., Coors, Payless, Startec Global Communications Corporation (available July 1, 1998).

Conclusion

We respectfully request the concurrence of the Staff in each of the conclusions listed above. If the Staff disagrees with any of such conclusions, we respectfully request an opportunity to discuss the matter with the Commission prior to any written response to this letter. Please note that the Company intends to mail its definitive proxy statement to its shareholders as promptly as practicable and to submit the Merger Agreement to its shareholders at the Annual Meeting and therefore the favor of a prompt reply will be appreciated.

As required by the Securities Act Release No. 33-6269, seven copies of this letter are being submitted herewith.

If there should be any questions or if the Staff requires additional information, please contact the undersigned at (212) 735-2050.

Very truly yours,

Nancy A. Lieberman /KBR

Nancy A. Lieberman